Exhibit 14.2

RIGGS NATIONAL CORPORATION AND
RIGGS BANK N.A.
NON-EMPLOYEE DIRECTOR CODE OF CONDUCT

     The reputation and integrity of Riggs National Corporation, its subsidiaries and its affiliates, including Riggs Bank N.A., (the “Corporation”) are valuable assets that are vital to the Corporation’s success. Each director of the Corporation and of Riggs Bank N.A. is responsible for conducting the Corporation’s business in a manner that demonstrates a commitment to the highest standards of integrity. This Code applies to non-employee directors of the Corporation and of Riggs Bank N.A.

     The purposes of this Code of Conduct (the “Code”) are to focus directors on areas of ethical risk relating to their role as director, provide guidance to help directors recognize and deal with ethical issues, provide mechanisms for directors to report unethical conduct and foster among directors a culture of honesty and accountability. No code of conduct can replace the thoughtful behavior of an ethical director. Accordingly, dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether the Code specifically addresses such conduct.

     It is the intent of this Code to apply the same high standards of integrity and ethics to directors as are applied to officers and employees. Because inside directors are subject to the Riggs National Corporation Employee Code of Conduct, this Code shall apply only to non-employee directors of the Corporation and Riggs Bank N.A.

Implementation and Oversight of This Code

     The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the implementation of this Code. The Board has designated the Nominating/Corporate Governance Committee to administer this Code. Unless determined otherwise by the Nominating/Corporate Governance Committee, the Chairman of the Nominating/Corporate Governance Committee shall be the Compliance Director (the “Compliance Director”) to assist in administration of the Code. The Compliance Director may consult with other members of the Nominating/Corporate Governance Committee, other members of the Board, and in-house or outside counsel, as appropriate. You should feel free to direct questions to the Compliance Director.

     You should read this Code in conjunction with all of the Corporation’s other policy statements, including, for example, the Riggs National Corporation Insider Trading Policy. You will need to certify on an annual basis that you have read, understand, and are in full compliance with this Code (and any amendments to the Code), and in particular that you have complied with and adhered to the Bank’s internal policies and procedures which are relevant to this Code and, in the discretion of the Compliance Director, with other related policy statements.

     Directors who learn of or suspect that a violation of the Code has occurred or is likely to occur must immediately report the violation to the Compliance Director. Directors who report violations or suspected violations in good faith will not be subject to retaliation of any kind. Reported violations will be investigated and addressed promptly and will be treated confidentially to the extent possible.

     Alleged violations of the Code shall be investigated as appropriate by the Compliance Director or, where appropriate, the Nominating/Corporate Governance Committee, and may result in discipline and other action in the discretion of the Board upon recommendation of the Nominating/Corporate Governance Committee, including, where appropriate, removal from the Board.

     Requests for a waiver of a provision of the Code must be submitted in writing to the Compliance Director a reasonable period in advance of the proposed conduct for appropriate review. Any waiver must be approved by the Board, and, where helpful to the Board, upon prior review and recommendation of the Nominating/Corporate Governance Committee. In some circumstances, the Corporation must disclose to its shareholders a waiver and/or amendment of this Code.

     The Audit Committee will be responsible for the review and approval of all “related-party transactions,” as that term refers to transactions required to be disclosed by Item 404 of Regulation S-K.

Compliance with all Laws, Regulations, and Internal Policies and Procedures

     A variety of laws applies to the Corporation and its operations, and some carry criminal penalties. These laws include, but are not limited to, all federal and state laws that apply to the Corporation’s business, including federal banking regulations and occupational safety laws, and to its status as a public corporation. Examples of criminal violations of the law include, among others;

•	making false or misleading disclosures in documents filed with the Securities and Exchange Commission (the “SEC”);

•	trading on inside information (For instance, you may not trade in securities of the Corporation (or any other entity, such as a customer, supplier, possible acquisition target or competitor) either on your own behalf or on behalf of another at any time that your are aware of material, non-public information about the Corporation (or about such other entity). Directors are prohibited from trading on inside information and communicating or “tipping” inside information to others. Please see the Corporation’s Insider Trading Policy for further information.);

•	stealing, embezzling or misapplying the Corporation’s funds;

•	non-compliance with any BSA/AML laws and regulations.

The Corporation must, and will, report all suspected criminal violations to the appropriate authorities for possible prosecution, and will investigate, address and report, as appropriate, non-criminal violations. The Corporation, furthermore, has adopted internal policies and procedures designed to ensure compliance with applicable laws, and to achieve other objectives such as a work environment that meets high ethical standards. The Corporation expects all directors to comply with these policies and procedures, and all directors will be held accountable for such compliance, including with respect to the relevant policies and procedures of Riggs Bank N.A. Directors should notify the Compliance Director in advance if there is a question as to the applicability of a particular policy or procedure.

Conflicts of Interest; Corporate Opportunities

     A “conflict of interest” occurs when an individual’s private interest interferes in any way with the interests of the Corporation as a whole. There may be an appearance of a conflict of interest when an objective outside observer could reasonably believe that a conflict exists. The Corporation requires you to conduct your outside associations and personal business, financial and other relationships in a manner that will avoid any actual, potential or apparent conflict of interest between yourself and the Corporation in respect of your role as a director of the Corporation. The term “outside association” refers to any affiliation, association, or interest that you have with an entity other than with the

Corporation. It is impractical to conceive of and set forth rules that cover all situations in which a conflict of interest may arise in respect of your role as a director. The basic factor in all conflict of interest situations is, however, the division of loyalty or the perception of a division of loyalty, between you in performing your duties as a director of the Corporation, and your personal interests.

Corporate Opportunities

     All transactions involving the Corporation and its customers shall be conducted at arms-length. One example of a way in which a conflict of interest may arise is if you are introduced to a business opportunity as a result your role as a director of the Corporation. Under applicable laws, such opportunities belong to the Corporation and its shareholders and may not be taken or pursued by a director personally without an appropriate waiver by the Corporation

Acceptance of Gifts

     You may not, without the Corporation’s approval, accept gifts, either directly or indirectly, as a result of your role as a director of the Corporation from persons or entities with which the Corporation has or is likely to have a business relationship. A “gift” includes any type of gratuity, favor, service, discount or price concession, loan, legacy or devise (except from a relative), fee, compensation, cash, securities, real property, or anything else of monetary value. If you receive anything of value as a result of your role as a director, directly or indirectly, from persons or entities with which the Corporation has or is likely to have a business relationship, including any borrower, loan applicant, or other customer or supplier of the bank, you are required to promptly notify the Compliance Director. Gifts of nominal value generally will be approved by the Compliance Director, depending on the circumstances. Directors are encouraged to participate in social activities with those with whom the Corporation maintains business relationships. If you are invited to participate in such activities as a result of your role as a director of the Corporation, such participation in such activities will not violate this Code if they are intended to serve a specific business purpose for the Corporation, or they are otherwise reasonable and customary types of social activities in a business context. However, you may not (i) solicit for yourself or for another person anything of value from anyone in return for any business, service or confidential information of the Corporation or its customers, or (ii) accept anything of value (other than your salary or other compensation paid by the Corporation) from anyone in connection with the Corporation’s business, either before or after a transaction is discussed or completed.

Resolution of Conflicts

     In all cases, actual, potential or apparent conflicts of interest in respect of your role as a director of the Corporation must be handled in an ethical manner, meaning they must be fully disclosed and considered prior to being resolved. The Compliance Director or, where appropriate, the Nominating/Corporate Governance Committee will handle all such questions of actual, potential or apparent conflicts of interest that involve you. Any director who is aware of, or has a question concerning, a conflict of interest, or an appearance of a conflict of interest, or who has a question whether a conflict might develop, is obligated to promptly seek assistance from the Compliance Director to resolve the conflict or question.

     The Compliance Director and, as appropriate, the Nominating/Corporate Governance Committee, may determine, upon review of all relevant facts, that the conduct does not amount to a conflict of interest, or may provide guidance to avoid a conflict from developing, such as by your recusal from consideration and/or approval of specific matters that come before the Board, or, in the case of a potential corporate opportunity, a determination that the matter may not be pursued by the director, or a determination that the matter does not, in fact, involve a corporate opportunity.

     Certain Material and “Related” Interests

          Without limiting any other disclosure obligations under this Code, if you have any material interest in the business of a borrower, an applicant, or other customer of the Corporation, you shall promptly notify the Compliance Director of such material interest. If you have any “related interests”, you shall promptly notify the Compliance Director. “Related interest” of a person as defined in 12 C.F.R. Part 215 means (i) a company that is controlled by that person; or (ii) a political or campaign committee that is controlled by that person or the funds or services of which will benefit that person. For purposes of this Code, “related interest” shall include any Personal Investment Company owned in whole or in part by an employee. If you have any questions concerning “material interest” or “related interest,” you should seek assistance from the Compliance Director.

     Interlocking Affiliations

     Directors also may be prohibited by federal law from participating in “interlocking affiliations,” that is, dual service, in the following areas:

•	As a director, officer or employee of any commercial bank, banking association, trust company or savings bank, credit union or the holding company for any of these financial institutions.

•	As a director or officer of a registered public utility holding company or subsidiary thereof.

     You are prohibited from taking part in any interlocking affiliation without the Corporation’s prior approval.

Full, Fair, Accurate and Timely Disclosures by the Corporation to the Public

     If you participate, directly or indirectly, in the preparation of the financial and other disclosures that the Corporation makes to the public, including in its filings with the SEC or by press release, you must, in addition to complying with all applicable laws, rules and regulations, follow these guidelines:

•	Act honestly, ethically and with integrity.

•	Comply with this Code.

•	Endeavor to ensure full, fair, timely, accurate and understandable disclosure in the Corporation’s filings with the SEC and in other public communications.

•	Raise questions and concerns regarding the Corporation’s public disclosures when necessary and ensure that such questions and concerns are appropriately addressed.

•	Act in good faith, responsibly and with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated by others.

•	Comply with the Corporation’s disclosure controls and procedures and internal controls over financial reporting.

Handling Confidential Information

     Directors should observe the confidentiality of information that they acquire by virtue of their positions at the Corporation, including information concerning customers, suppliers, competitors and other directors, except where disclosure is approved by the Corporation or otherwise legally mandated. Of special sensitivity is financial information, which under all circumstances should be considered confidential, except where its disclosure is approved by the Corporation or when it has been publicly available in a periodic or special report for at least two business days.